Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph J. Lazzara, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Scientific Technologies Incorporated for the fiscal quarter ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in such Form 10-Q fairly represents in all material respects the financial condition and results of operations of Scientific Technologies Incorporated.

Dated: Date: <u>May 13, 2005</u>   By:_____/s/Joseph J. Lazzara_____
                                          Name: Joseph J. Lazzara
                                          Title: President and Chief Executive Officer

I, Ralph S. Marimon, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Scientific Technologies Incorporated for the fiscal quarter ended March 31, 2005 fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in such Form 10-Q fairly represents in all material respects the financial condition and results of operations of Scientific Technologies Incorporated.

Dated: Date: <u>May 13, 2005</u>   By:_____/s/ Ralph S. Marimon_____
                                          Name: Ralph S. Marimon
                                          Title: Vice President and Chief Financial Officer